SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G
                                (Amendment No. 9)

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              Fab Industries, Inc.
                                (Name of Issuer)



                          Common Stock, $.20 par value
                         (Title of Class of Securities)


                                   302747 10 0

                                 (CUSIP Number)








Check the following box if a fee is being paid with this statement.          |_|



                                Page 1 of 5 Pages



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                                  SCHEDULE 13G

    CUSIP No. 302747  10  0                                    Page 2 of 5 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Samson Bitensky    ###-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     |_|

                                                             (b)     |_|

3)       SEC USE ONLY


4)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                               5)     SOLE VOTING POWER
                                      1,419,759
         NUMBER
         OF                    6)     SHARED VOTING POWER
         SHARES                       54,000
         BENEFICIALLY
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         1,419,759
         REPORTING
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         54,000

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,473,759

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                       (See Item 4)                |X|

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         24.8%

12)      TYPE OF REPORTING PERSON
                  IN

                         SCHEDULE 13G                          Page 3 of 5 Pages


ITEM 1(a).   NAME OF ISSUER:

             Fab Industries, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             200 Madison Avenue, New York, New York  10016

ITEM 2(a).   NAME OF PERSON FILING:

             Samson Bitensky

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The  principal   business   office  of  Mr.  Bitensky  is  c/o  Fab
Industries, Inc. 200 Madison Avenue, New York, New York 10016.

ITEM 2(c).   CITIZENSHIP:

             United States of America

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $.20 par value

ITEM 2(e).   CUSIP NUMBER:

             302747  10  0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.      OWNERSHIP.


             (a) Amount beneficially owned: 1,473,759 shares (excludes 89,996 shares owned by the reporting person's spouse for which the reporting person disclaims beneficial ownership)
             (b) percent of class: 24.8%
             (c) Number of shares as to which such person has:
                         (i) Sole power to vote or to direct the vote 1,419,759
                         (ii) Shared power to vote or to direct the vote 54,000
                         (iii) Sole   power  to   dispose  or  to  direct  the
                         disposition  of 1,419,759
                         (iv) Shared   power  to  dispose  or  to  direct  the
                         disposition of 54,000

                         SCHEDULE 13G                          Page 4 of 5 Pages


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             The 54,000 shares as to which the reporting person has shared voting and dispositive power are owned by the Halina and Samson Bitensky Foundation, Inc., a private foundation for which the reporting person serves as president.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

ITEM 10.     CERTIFICATION.

             Not applicable

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1996






                                                     /s/   Samson Bitensky
                                                     -----------------------
                                                     Name: Samson Bitensky